Tongli Pharmaceuticals (USA), Inc.
14 Wall Street, 20th Floor
New York, NY

VIA EDGAR TRANSMISSION

July 22, 2011

Ms. Christine Allen, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tongli Pharmaceutical (USA), Inc. (the “Company”)
Form 10-K for fiscal year ended March 31, 2010
Form 10-Q for Quarterly Periods Ended
September 30, 2010 and December 31, 2010
Comment Letter, dated July 8, 2011
File No. 000-52954

Dear Ms. Allen:

The Company acknowledges receipt of the above referenced comment letter from the staff of the Securities and Exchange Commission (the “Staff”).

With the consent of the Staff, the Company hereby requests the opportunity to supply a response to the Staff’s comment letter no later than August 5, 2011.  Based on discussions between the Staff and the Company’s legal counsel, it is the Company’s understanding that the Staff has agreed to this request.

Please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer
Tongli Pharmaceuticals (USA), Inc.